Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 31 October 2006
Stock exchange announcement No. 45/2006

Large Vestas orders for the Chinese market

Vestas has received orders for a total of 145 MW consisting of 50 units of the V80-2.0 MW turbine and 53 units of the V52-850 kW turbine for two wind power projects in China.

The orders have been placed by Longyuan Pingtan Wind Power Co., Ltd. and Huaneng Shantou Wind Power Co. Ltd. respectively. Both companies are state-owned utilities and developers and among the "big five" in China's electric power sector. The orders comprise supply of turbines as well as commissioning. Delivery of the turbines will start in Q4 2006 and commissioning of the wind power plants is planned to take place during 2007. The projects are located on the Islands Pingtan and Nanao, located in the south-eastern province of Fujian.

"*We are delighted to enter into these contracts with Longyuan and Huaneng. The signing of these contracts marks a major new milestone in our ongoing strong relationship with Longyuan and Huaneng*," says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S and continues: "*It is of utmost importance to our customers that they have highly efficient and reliable wind turbines which are adapted to the specific site conditions. Longyuan and Huaneng are experienced operators of wind power plants with a portfolio of more than 500 and 350 MW respectively, so we are very proud to be their preferred choice.*"

The above orders do not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 39/2006 of 24 August 2006.

Any questions may be addressed to Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S, telephone +65 9660 6501 or Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Shareholder Information
2/2006



Vestas



"Our past performance does not alter the fact that, during the first half of 2006, our performance was consistent with the plans we had made."

"The quarterly performance figures are only relevant because they represent milestones on the road to our overall goal."





"We still have high ambitions, and our sound performance in the first half of 2006 certainly has not made them less aspiring."



Long-term goal, meticulous follow-up

None of us doubt that The Will to Win strategy is the right way forward. We are confident about the future, but this optimism should not lead anyone to believe that there won't be positive or negative fluctuations along the way, because there will.

Vestas generated second-quarter revenue of EUR 900m. This is an increase of 40 per cent over the year-earlier period. Furthermore, the Group's EBIT improved from a loss of EUR 53m in the second quarter of last year to a profit of EUR 28m this year.

However, the most positive factor is our gross profit, which rose from EUR 6m in the first half of 2005 to EUR 150m in the first half of 2006.

We believe that the development in our fundamental operations is a clear indication that Vestas is recovering fast. In this context, it should be mentioned that the Group's net working capital is still historically low at 15 per cent as compared with 19 per cent a year ago (which was also a low level).

Our past performance must not overshadow the future

The distinct improvement in our operating performance should, of course, be viewed against the backdrop of the very poor financial performance in 2005. Not least due to a number of orders in the US with very unfavourable terms and poor profitability.

Our track record does not alter the fact that, during the first half of 2006, our performance was consistent with the plans we had made. Accordingly, we are on track to fulfilling the strategy goal of turning Vestas into a profitable business with an EBIT margin of at least 10 per cent by the end of 2008. We have come a long way in our turnaround and we believe in our 2008 goal.

Against this background, we retain our top-line and bottom-line forecast for 2006 – a year in which, as you know, our supply situation is exceedingly difficult as regards many of the components we use. Obviously, Vestas must also accept its share of these supply difficulties, and therefore we have introduced a number of new business procedures and rules in order to make us a more stable customer for our suppliers. These initiatives form a central part of our Group strategy.

Finally, it should be mentioned that, from the onset of the strategy period, Vestas has demonstrated industry leadership by being the first to introduce global price increases and revised contractual terms and conditions. Today, we can see that all of our peers have followed suit.

Better earnings/risk balance

Looking back on the first six months of 2006, we are happy to note that, compared to the situation only 12 months ago, we have achieved a much better balance between the risks we assume and the earnings we subsequently generate. And even though there is still much work to be done, as previously mentioned, it is gratifying to see that we have turned the negative trends.

Selling wind turbines is now a much more profitable business than it used to be, and we are very confident about our goals for 2008. The reason why we have not narrowed the forecast EBIT range after the first half-year of 2006 is primarily the continuing operational challenges that lie ahead in the third and fourth quarters of the year.

The key factor of uncertainty is whether we will be able to ship our products according to schedule, because ▶

▶ EBIT ultimately hinges on the shipment and the timing of the customer's final takeover of a wind turbine. This is the all-important factor for the 4-7 per cent range. This short-term factor of uncertainty, that the intermediate stages may fluctuate both ways, is the one we focus on and have built into our financial forecasts.

Better overview

I have said it before, but allow me to repeat that ahead of last autumn's major downgrade, we had devoted substantial resources to clarifying and describing all decision-making processes, routines and business procedures – identifying all areas where things could go terribly wrong and where executive management certainly did not have the requisite overview, which I came to realise.

Concurrently with the launch of The Will to Win, we therefore embarked on 13 company-wide projects – the so-called Constitution projects – each of which with a deep and broad scope. Each project is headed by one of the members of the senior management of the Group – the forum we call "The Vestas Government".

The latter part was particularly important to ensure ownership and coordination among the senior management group, and we have achieved both.

At the same time, the launch of the Constitution projects significantly improved our overview, improving transparency of our business procedures and decision-making processes. The overall aim was to make Vestas a more transparent business that would be easier for our many stakeholders to understand.

Summing up, we have tightened the reins – and above all: The terms and conditions of our contracts have been made more stringent in all markets. As a result, we have become a more profitable business.

I am pleased to see that the first half of 2006 has shown that we are addressing the very issues that need to be dealt with in order to turn things around, both now and in the future.

Successful investments

As we have emphasised many times previously, the component shortage is not expected to be resolved for quite some time yet. In this context, it is gratifying to see that the market trends continue to look healthy, as they help stimulate some crucial investments by the sub-suppliers.

We have been pleased to see that many sub-suppliers, like ourselves, have started to make investments, confident in the future.

Spate of risks persists; forecasts more precise

Our downgrading in the third quarter of last year was rooted in the very large provisions for warranty commitments, totalling EUR 221m, of which nearly EUR 140m related to 2006. We can now see that the assessment on which we based our provisions back then appears almost to hold. So, after all, we are very satisfied that our assessments have become more precise. Warranty provisions are a very heavy burden to bear and they represent the single area in which the nasty surprises were rooted.

The pending patent disputes and the usual risks associated with fluctuations in the exchange rate of the US dollar and rising raw materials prices, especially of steel and copper, are other areas which we endeavour to describe candidly and with precision.

Closures regrettable, but inevitable

Generally speaking, any deviation from our plans is followed closely in our reporting. This also applies to the trends in the Australian market, which recently compelled us to discontinue our production of nacelles in Tasmania. Given the consistently negative political statements, we found that it was no longer feasible to sustain production on the island.

We have also evaluated the situation at Campbeltown in Scotland, where we see no possibilities of continuing our nacelle production, which has now become unprofitable.

In Scotland, we are also reconsidering our production of towers and have therefore asked the local management to draw up new production targets for the upcoming months. We will then decide on the future for this part of our operations.

Decisions to close down part of a business are always regrettable, but they are also inevitable if we are to turn things around and achieve our profitability targets.

People and culture

When we launched The Will to Win, it was on the cards that our thousands of employees were one of the areas to which we would devote the greatest attention. We intend to devote more resources to developing our managers and employees in order to build the global corporate culture that is pivotal to a successful strategy.

All around the world, our employees contribute a tremendous effort, and their devotion should be emphasised, also to our shareholders, because it is not least their doing that our company is in much better shape today.

10,000 unsolicited job applications

Vestas is considered an attractive place to work. This is illustrated daily, for example through the more than 10,000 unsolicited job applications we received last year. We have reason to be proud to have created 610 new jobs in 2006.

And more new jobs are on the cards. Later this year, for example, we will commence construction of our new research and development centre at Skejby, near Århus in Denmark. This will undoubtedly be the world's most advanced R&D facility, providing a future workplace for no fewer than 500 of our colleagues. Overall, we are expanding heavily in Vestas Technology R&D, the name of this part of the Group. In addition to Århus, we will soon establish a research centre housing 150 employees in Singapore – not to benefit from cheap labour but because Vestas is a global, high-tech operator that needs to be present where things happen.

In our field, Asia is definitely one of the places to be.

Employee development investments increased ten-fold

This autumn will see the launch of the Group's largest management training programme to date. 800 applicants from around the world have fought for the 21 vacancies in our first Graduate Programme.

Young people from countries such as the United Kingdom, Italy, Germany, Canada, Pakistan, Poland, China, India, Spain and Denmark will embark on a new chapter of their own future and Vestas' future together. I look forward to welcoming them all in September, when I will be kicking off this ambitious project in Barcelona.

We have great hopes for this programme. However, our unprecedented focus on developing our employees is probably best illustrated by the fact that the budget of our new People & Culture division has increased ten-fold!

We are talking about a huge and pivotal investment here.

"Hype"

"Hype" – a buzzword of our time – is a concept that is frequently used in many different contexts when something is going over the top or boiling over. This is the kind of overheating we have experienced in the wind power industry during the past few months. At any rate, I won't hesitate to use the word hype to describe the huge attention and the sometimes nearly frantic expectations for growth in our industry that are frequently put forward by various players. In fact, recollections of the start-up to the dot com-bubble leap to mind.

Our industry is undergoing many changes. I feel this myself almost every day when we are contacted by an increasing number of people from the international media. They, too, describe how Vestas is now in earnest on the path to globalisation, mingling with "the big boys" (as one reporter wrote).

Obviously, we are pleased with the spate of enthusiastic articles written and published about us. But even the most ecstatic commentators will not cause us to lose focus! For as the saying goes: "If it's too good to be true, it normally is".

At Vestas, we are particularly conscientious about what it takes to create a stable growth trend and, by extension, a stable business. In our opinion, there is at least every reason to muster up a vast portion of realism when we consider the background for the above-mentioned hype.

As mentioned above, we understand why some are led to describe things in a more interesting and attractive light than what is warranted by facts. However, we would like to issue a warning in the strongest terms that this kind of hype will only contribute adversely to the image that we believe should characterise an industry that more than any other has a bright future ahead!

View "the world of wind power" in a new light

The wind turbine industry is still immature, but no longer in its infancy it has long since rid itself of the start-up image that characterised the wind power industry for so many years. Not that there is anything wrong with start-ups; we should all welcome them to our midst. Today, however, Vestas has grown to become one of Denmark's largest industrial corporations, and more or less our entire output is sold outside Denmark.

Vestas is a genuine global company, which for a number of years has been the world's largest manufacturer of high-tech wind turbines – or wind power plants which is in fact what we are selling. Furthermore, we are the only supplier that has been able to penetrate and retain a position in all key markets, and we are also the only player that is entirely independent of our domestic market (Denmark currently stands for less than 0.5 per cent of Vestas' revenue).

It is extremely important to understand one thing: The future of the wind power industry will be nothing like its past.

Let us not forget that the new markets – which are expending heavily – look at wind power from a com- ▶

pletely different perspective than the markets that have known and worked with the industry for many years. It is essential that we become familiar with this new "world of wind power", that we take a new approach and see the future of our industry in a whole new light.

Only one global supplier

These new perspectives also provide us with a unique opportunity to retain Vestas' position as a leading player in the wind power industry. Whether or not wind power is here to stay is no longer the issue.

Accordingly, we can devote our resources to securing a substantial share of the huge global market, a market share to match our leadership position going forward.

The developments witnessed over the past few months with the giant international energy players stating how that future of renewable energy relies on global wind strategies truly serves our purpose. The fact is that Vestas is currently the only actual supplier with a long-standing global track record. In addition, we are the only manufacturer that has held a solid position for a number of years in all of the key markets.

This is a good starting point, providing us with the potential to assist and accompany these top professional energy giants to the vast world of wind power. Vestas is particularly well equipped for this – in fact we believe that there is only one supplier that can conscientiously assist others in performing such a task: Vestas Wind Systems A/S.

A very healthy business by the end of 2008

None of us doubt that The Will to Win strategy is the right way forward and, equally important, that it works. The 40 per cent growth we achieved in the first six months of 2006 compared with the year-earlier period is considered a small milestone. We have no reason to expect any recognition in this context because the goals we have defined, and which we all work very hard to achieve, are not scheduled to be met until by the end of 2008: An EBIT margin of at least 10 per cent.

This is a definite goal, but in our efforts to have achieved this goal by 2009, our interim results are not that important. That message is important!

Obviously, we are pleased that Vestas is starting to recover. But other than that, the quarterly performance figures are only relevant because they represent milestones on the road to our overall goal.

We pursue a long-term strategy to create the necessary sustainability in our company, and after a little more than a year of working with the new Group strategy, I feel confident that we will be able to present a very healthy company by the end of 2008: A Group generating satisfactory earnings and displaying a well-diversified risk profile.

Our independence of any single market owing to our deliberate geographic diversification does not eliminate but nevertheless quite substantially minimises the risk that our shareholders and employees will again meet with unpleasant surprises.

I find this very important to emphasise.

In rough terms, you could say that The Will to Win is the platform the future of the Group builds on – also after 2008. It is more than just four fancy words to describe a new strategy: The Will to Win is the cultural heritage for a new Vestas in a new world.

The Board of Directors and Executive Management of Vestas focus strongly on securing the long-term perspectives for the Group. As mentioned above, we are confident about the future. But this optimism should not lead anyone to believe that there won't be any positive or negative fluctuations along the way.

Because there will. That is the cyclical nature of our industry and we cannot change it.

We operate a fine-tuned, global business in a fierce competitive setting. The days of "wind turbine romance" are long gone. Vestas is the world's largest company of its kind, and our customers and competitors rank among the most professional and financially strong players in the world.

That represents an obvious challenge – but therefore also a future for which we are preparing ourselves. The fact is that it will be a tough battle to retain an international leadership position; just ask our employees.

We all fight in the world cup each and every day, and we do it to win. We still have high ambitions, and our sound performance in the first half of 2006 certainly has not made them less aspiring.

Ditlev Engel
President and CEO

Consolidated financial highlights

mEUR	Q2 2006	Q2 2005	1 half year 2006	1 half year 2005	Full year 2005
Income statement					
Revenue	900	643	1,615	1,138	3,583
Gross profit	88	0	150	6	84
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	57	(20)	90	(28)	9
Operating profit/(loss) (EBIT)	28	(53)	34	(90)	(116)
Profit/(loss) before tax	13	(64)	8	(116)	(158)
Profit/(loss) after tax	10	(50)	6	(86)	(192)
Balance sheet					
Balance sheet total	3,107	3,358	3,107	3,358	3,085
Equity	1,159	1,043	1,159	1,043	962
Provisions	243	159	243	159	239
Average interest-bearing liabilities (net)	317	547	331	568	560
Net working capital (NWC)	550	680	550	680	498
Cash flow statement					
Cash flow from operating activities	41	(18)	17	(123)	148
Cash flow from investing activities	(33)	(37)	(65)	(62)	(137)
Cash flow from financing activities	143	0	93	(18)	(46)
Change in cash and cash equivalents less current portion of bank debt	151	(55)	45	(202)	(35)
Financial ratios					
Gross margin (%)	9.8	0.0	9.3	0.5	2.4
EBITDA (%)	6.3	(3.1)	5.6	(2.5)	0.3
Operating margin (EBIT) (%)	3.1	(8.3)	2.1	(7.9)	(3.2)
Solvency ratio (%)	37.3	31.1	37.3	31.1	31.2
Share ratios					
Earnings per share (EUR)	0.05	(0.29)	0.03	(0.49)	(1.10)
Market price (EUR)	21.4	13.7	21.4	13.7	13.9
Average number of shares	185,204,103	174,911,173	180,199,806	174,911,173	174,911,173
Number of shares at the end of the period	185,204,103	174,911,173	185,204,103	174,911,173	174,911,173
Employees					
Number of employees at the end of the period	11,228	10,546	11,228	10,546	10,618
Average number of employees	10,929	10,135	10,767	9,912	10,300



Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark
Tlf. +45 97 30 00 00
Fax +45 97 30 00 01
vestas@vestas.com
www.vestas.com